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                                 SCHEDULE 13D

                                (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     DATA TRANSMISSION NETWORK CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   238017017
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                                 (CUSIP Number)

                               ROGER R. BRODERSEN
                          13305 BIRCH DRIVE, SUITE 200
                             OMAHA, NEBRASKA 68164
                                 (402)898-4050
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                                Craig Fry, Esq.
                           Abrahams, Kaslow & Cassman
                              8712 West Dodge Road
                             Omaha, Nebraska 68114
                                 (402) 392-1250

                                 MARCH 3, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 4 pages)
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CUSIP NO. 238017017               13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Roger R. Brodersen
    S.S.N.: ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    Not Applicable                                                       (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    627,589
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    76,149
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    627,589
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    76,149
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     703,738
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.85%*
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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*Based upon 12,019,986 shares outstanding at March 1, 2000.
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         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000. Except as amended hereby, no change has occurred in the Reporting Person's ownership or intentions.

Item 2.  Identity and Background

         This Schedule 13D is filed by Roger R. Brodersen, an individual. The Reporting Person's business address is 13305 Birch Drive, Suite 200, Omaha, Nebraska 68164. The Reporting Person is a self-employed investor. The Reporting Person is a United States citizen.

         During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                              (Page 3 of 4 pages)

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature                                                         Date
---------                                                         ----



/s/ Roger R. Brodersen
------------------------------------
Roger R. Brodersen                                            March 16, 2000






                              (Page 4 of 4 pages)